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                                                                SEC FILE NUMBER
                                                                        1-13818

                                                                   CUSIP NUMBER
                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION                _____________
                    Washington, D.C. 20549

                        FORM 12b-25

                NOTIFICATION OF LATE FILING


(Check One): _ Form 10-K   _ Form 20-F   _Form 11-K   X Form 10-Q  _ Form N-SAR


             For Period Ended:  September 26, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition  Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:__________________________________

                  Read Instruction (on back page) Before Preparing Form.
                  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

         NEW WORLD COFFEE-MANHATTAN BAGEL, INC.
Full Name of Registrant

         NEW WORLD COFFEE & BAGELS, INC.
Former Name if Applicable

         246 Industrial Way West
Address of Principal Executive Office (Street and Number)

         Eatontown, NJ 07724
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is in the process of evaluating, with its accountants, disclosure to be included in its report on Form 10-QSB for the quarter ended September 26, 1999 relating to an acquisition and other activities during such quarter. As a result, management needs an additional period of five days from the date hereof to allow sufficient time to file Form 10-QSB for the quarter ended September 26, 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jerold E. Novack             (732)                      544-0155 ext. 119
         (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), X Yes No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___ Yes X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     NEW WORLD COFFEE-MANHATTAN BAGEL, INC.
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


      Date     November 10, 1999

                                   By:/s/ Jerold E. Novack
                                      -----------------------------------------
                                      JEROLD E. NOVACK, Chief Financial Officer